Independent Auditors’ Report and Consolidated Financial Statements of

MAG SILVER CORP.

(An exploration stage company)

Independent auditors’ report

To the Shareholders of

MAG Silver Corp.

(An exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from April 21, 1999 to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from April 21,1999 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

February 23, 2007

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated February 23, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 12 (b) to the consolidated financial statements.  Our report to the shareholders, dated February 23, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

February 23, 2007

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

	December 31,
	2006	2005
ASSETS

CURRENT
Cash and cash equivalents	$ 3,506,930	$ 7,560,193
Amounts receivable (Note 11)	273,035	105,071
Interest receivable	115,227	26,412
Prepaid expenses	40,965	22,237
TOTAL CURRENT ASSETS	3,936,157	7,713,913
EQUIPMENT AND LEASEHOLDS (Note 3)	31,332	39,914
MINERAL RIGHTS (Note 7)	5,504,137	4,858,108
DEFERRED EXPLORATION COSTS (Note 7)	9,458,932	5,463,471
TOTAL ASSETS	$ 18,930,558	$ 18,075,406

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 350,368	$ 393,621
TOTAL LIABILITIES	350,368	393,621

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at December 31, 2006
- 37,928,610 common shares (December 31, 2005 -
36,191,648)	23,433,942	20,812,185
Contributed surplus (Note 5)	3,059,194	915,979
Deficit	(7,912,946)	(4,046,379)
TOTAL SHAREHOLDERS' EQUITY	18,580,190	17,681,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,930,558	$ 18,075,406

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

“Daniel MacInnis”
Director

“R. Michael Jones”
Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

EXPENSES
Accounting and audit	$ 211,168	$ 127,959	$ 126,837	$ 657,250
Amortization	16,820	18,357	11,563	48,601
Bank charges and interest	2,214	1,827	3,021	23,347
Filing and transfer agent fees	48,782	42,254	41,163	227,368
Foreign exchange gain (loss)	12,479	(29,506)	48,349	76,809
Legal	89,810	167,005	71,493	521,960
Management and consulting fees	485,993	415,117	173,444	1,258,466
Property investigation expense	-	4,851	-	4,851
Shareholder relations	288,687	109,803	81,277	541,126
Stock compensation expense	2,341,159	611,353	-	3,027,820
Telephone and office	365,880	252,257	190,910	913,482
Travel	212,168	169,993	52,839	565,732
Write-off of advances	-	-	-	252,420
Write-off of computer software	-	-	-	2,673
	4,075,160	1,891,270	800,896	8,121,905
LOSS BEFORE THE FOLLOWING	(4,075,160)	(1,891,270)	(800,896)	(8,121,905)
INTEREST INCOME	208,593	80,432	66,999	457,087
NET LOSS FOR THE PERIOD	$(3,866,567)	$(1,810,838)	$ (733,897)	$(7,664,818)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.10)	$ (0.06)	$ (0.03)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	37,055,631	28,353,901	24,578,037

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	$ -	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (j))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	68,070	-	-	-	(17,270)	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368	9,467	-	-	306,166	(2,235,541)	9,712,460
Issued for cash (Note 4 (a))	7,201,176	6,771,672	-	-	-	-	-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted	-	-	-	-	-	611,353	-	611,353
Net loss	-	-	-	-	-	-	(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	$20,812,185	$ -	-	$ -	$ 915,979	$(4,046,379)	$17,681,785
Issued for cash (Note 4 (a))	245,716	577,433	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	85,043	204,431	-	-	-	-	-	204,431
Warrants exercised	944,503	1,275,079	-	-	-	-	-	1,275,079
Stock options exercised	461,700	564,814	-	-	-	(197,944)	-	366,870
Stock options granted	-	-	-	-	-	2,341,159	-	2,341,159
Net loss	-	-	-	-	-	-	(3,866,567)	(3,866,567)
Balance, December 31, 2006	37,928,610	$23,433,942	$ -	-	$ -	$3,059,194	$(7,912,946)	$18,580,190

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

OPERATING ACTIVITIES
Loss for the period	$(3,866,567)	$(1,810,838)	$ (733,897)	$(7,664,818)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of advances	-	-	-	252,420
Amortization	16,820	18,357	11,563	48,601
Non-cash compensation expense	2,341,159	611,353	-	3,027,820
Changes in operating assets and liabilities
Accounts receivable	(167,963)	418,077	(261,275)	(273,034)
Interest receivable	(88,815)	(4,218)	41,933	(115,227)
Prepaid expenses	(18,729)	(9,387)	(4,100)	(40,966)
Accounts payable and accrued liabilities	(43,253)	329,412	(146,181)	350,368
	(1,827,348)	(447,244)	(1,091,957)	(4,412,163)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(8,238)	(16,868)	(18,592)	(82,606)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(7,500)
Acquisition of Lexington Capital Group Inc.	-	-	-	(350,000)
Mineral rights	(441,598)	(253,736)	(373,653)	(1,349,869)
Deferred exploration costs	(3,995,461)	(1,429,307)	(1,976,622)	(9,492,089)
Other	-	-	-	(252,420)
	(4,445,297)	(1,699,911)	(2,368,867)	(11,647,623)

FINANCING ACTIVITIES
Issue of share capital	2,219,382	7,840,988	531,362	19,191,716
Issue of special warrants	-	-	-	375,000
	2,219,382	7,840,988	531,362	19,566,716
INCREASE (DECREASE) IN CASH	(4,053,263)	5,693,833	(2,929,462)	3,506,930
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	7,560,193	1,866,360	4,795,822	-
CASH AND EQUIVALENTS, END OF
PERIOD (Note 2 (d))	$ 3,506,930	$ 7,560,193	$ 1,866,360	$ 3,506,930

Interest paid	$ -	$ -	$ -	$ 12,500

Non-cash investing and financing activities:
Issue of shares in connection with acquisition
of Minera Los Lagartos, S.A. de C.V.	$ -	$ -	$ -	$ 250,000
Issue of shares in exchange for mineral
property option rights	$ 204,431	$ 1,337,289	$ 1,578,752	$ 3,220,472
Issue of shares in connection with acquisition
of Lexington Capital Group Inc.	$ -	$ -	$ -	$ 180,000

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

(a)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2006 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Cash	$ 406,930	$ 6,210,193	$ 66,360
Short-term deposits	3,100,000	1,350,000	1,800,000
	$ 3,506,930	$ 7,560,193	$ 1,866,360

(f)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral rights and deferred exploration costs (continued)

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(i)

Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•

monetary assets and liabilities at the rate prevailing at the balance sheet date;

•

non-monetary assets and liabilities at historical rates; and

•

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted during 2006 amount to $2,341,159 (2005 - $611,353). Please refer to Note 4 (b) for a summary of stock options granted in the current year and the related valuation assumptions.

For the year ended December 31, 2004, no stock options were issued, resulting in no stock-based compensation expense.

(k)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 5,993,287 for the period ended December 31, 2006 (3,352,800 and 2,640,487 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 5,739,490 shares for the year ended December 31, 2005 (2,154,500 and 3,584,990 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2006.

3.

FIXED ASSETS AND LEASEHOLDS

		December 31,		December 31,
	2006			2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 30,127	$ 15,750	$ 14,377	$ 12,300
Field equipment	34,806	21,601	13,205	18,864
Leasehold improvements	15,000	11,250	3,750	8,750
	$ 79,933	$ 48,601	$ 31,332	$ 39,914

4.

SHARE CAPITAL

(a)

Issued and outstanding

At December 31, 2006 there were 37,928,610 shares outstanding.

During the year ended December 31, 2006 the Company issued 85,043 common shares in connection with the acquisition of mineral properties at a fair value of $204,431. During the year 944,503 share purchase warrants were exercised for proceeds of $1,275,079 and 461,700 stock options were exercised for cash proceeds of $366,870.

On March 2, 2006 the Company closed a private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 7 (a)(v).

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering.  Each unit consisted of one common share and one-half of one share purchase warrant.  Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 7 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 7 (c).

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 7 (a)(v).

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

The following table summarizes options outstanding and exercisable at December 31, 2006:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	December 31,	contractual life	exercise
price	2006	(years)	price
$ 0.50	394,500	1.29	$ 0.50
0.70	220,000	1.36	0.70
0.75	53,000	3.60	0.75
1.00	110,000	0.25	1.00
1.02	25,000	3.95	1.02
1.06	878,000	3.05	1.06
1.14	37,500	3.76	1.14
1.55	10,800	4.03	1.55
3.00	650,000	4.10	3.00
3.56	15,000	4.22	3.56
4.04	199,000	4.25	4.04
2.00	50,000	4.46	2.00
2.46	145,000	4.56	2.46
3.12	25,000	4.67	3.12
5.36	540,000	4.95	5.36
	3,352,800	3.35	$ 2.31

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted
	December 31,	average	December 31,	average
	2006	exercise price	2005	exercise price
Balance outstanding,
beginning of year	2,154,500	$ 0.84	1,030,000	$ 0.54
Activity during the year
Options granted	1,670,000	3.81	1,240,000	1.03
Options cancelled	(10,000)	4.04	(10,000)	1.06
Options exercised	(461,700)	0.79	(105,500)	0.22
Balance outstanding,
end of year	3,352,800	$ 2.31	2,154,500	$ 0.84

During the current year the Company granted 1,670,000 stock options, and later cancelled 10,000 of these, (December 31, 2005 – 1,240,000 and later cancelled 10,000 of these). The Company has recorded $2,341,159 (2005 - $611,353) of compensation expense relating to stock options vested to employees and consultants in the year ended December 31, 2006.

For the year ended December 31, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.04% and expected lives of three years.

For the year ended December 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 80%, an annual risk free interest rate of 3.5% and expected lives of three years.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price

Balance at December 31, 2004	2,429,255	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,990	1.35
Exercised and converted into common shares	(944,503)	1.35
Balance at December 31, 2006	2,640,487	$ 1.35

The following table summarizes information about the warrants outstanding at December 31, 2006:

Exercise	Warrants
price	outstanding	Expiry date

$ 1.35	2,640,487	June 21, 2007

(d)

Shares held in escrow

At the end of the year there are no shares held in escrow. All remaining escrow shares have been released during the year ended December 31, 2006. At April 22, 2006, the final 45,000 of the of the originally escrowed common shares issued in connection with the finders fee and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company were released.

5.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at December 31, 2004	$306,166
Stock options granted during the year	611,353
Stock options exercised during the year	(1,540)
Balance at December 31, 2005	915,979
Stock options granted during the year	2,341,159
Stock options exercised during the year	(197,944)
Balance at December 31, 2006	$3,059,194

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2006	2005	2004

Statutory tax rates	34.12%	34.87%	35.60%

Recovery of income taxes computed at
statutory rates	$ 1,319,273	$ 631,439	$ 261,267
Non-deductible expenses	(804,815)	(215,930)	(4,116)
Lower effective tax rate on loss in
foreign jurisdictions	(7,443)	(6,363)	(1,973)
Future tax benefits not recognized in
the period that the loss arose	(507,015)	(409,146)	(255,178)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2006	2005

Canadian operating loss carryforwards	$ 1,442,594	$ 1,023,908
Mexican operating loss carryforwards	2,632,441	1,669,599
Canadian capital losses carried forward	39,125	41,649
Share issuance costs and other	131,638	192,478
Total future income tax assets	4,245,798	2,927,634
Less valuation allowance	(1,528,129)	(1,130,648)
Net future income tax assets	2,717,669	1,796,986
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(2,717,669)	(1,796,986)
Net future income tax assets	$ -	$ -

At December 31, 2006, the Company has Canadian non-capital loss carryforwards aggregating $4,654,000, expiring between 2006 and 2026, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2006, the Company has Mexican tax loss carryforwards aggregating $9,077,382, expiring between 2012 and 2016, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2006
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 39,629	$ 329,854	$ 289,387	$ 285,936	$ -	$ 4,858,108
Incurred during year	-	-	-	134,747	197,791	142,674	142,674	28,143	646,029
Balance, end of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 174,376	$ 527,645	$ 432,061	$ 428,610	$ 28,143	$ 5,504,137

Deferred exploration costs
Camp costs	$ 9,087	$ 110,259	$ 608	$ 62,956	$ 3,117	$ -	$ 53,276	$ -	$ 239,303
Drilling	-	280,584	-	1,103,093	-	-	659,666	-	2,043,343
Geochemical	238	28,674	-	56,070	-	-	57,520	-	142,502
Geological	79,538	326,220	13,110	227,574	29,970	1,455	160,039	-	837,906
Geophysical	-	6,442	81,314	64,480	721	-	89,561	-	242,518
Gov't fees and licenses	9,547	23,950	8,689	263,296	17,273	1,173	34,967	-	358,894
Travel	13,725	34,052	410	6,321	838	986	10,413	-	66,745
Transport and shipping	-	-	-	-	-	-	-	-	-
Site administration	8,089	31,775	6,967	14,380	8,675	3,385	12,245	-	85,516
	120,224	841,956	111,099	1,798,169	60,594	6,999	1,077,687	-	4,016,728
Bal., beginning of year	2,026,094	1,240,889	1,265,194	399,192	88,536	307,779	135,787	-	5,463,471
	$ 2,146,318	$ 2,082,845	$ 1,376,293	$ 2,197,361	$ 149,130	$ 314,778	$ 1,213,474	$ -	$ 9,480,199
Recoveries
Recoveries during year	(21,267)	-	-	-	-	-	-	-	(21,267)
Balance, end of year	$ 2,125,051	$ 2,082,845	$ 1,376,293	$ 2,197,361	$ 149,130	$ 314,778	$ 1,213,474	$ -	$ 9,458,932

	Year ended December 31, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550
Incurred during year	6,801	621,604	608,891	-	158,679	90,774	94,810	1,581,558
Balance, end of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 39,629	$ 329,854	$ 289,387	$ 285,937	$ 4,858,108

Deferred exploration costs
Camp costs	$ 10,855	$ 63,793	$ 12,865	$ 16,009	$ 2,630	$ 2,672	$ 9,637	$ 118,461
Drilling	5,521	119,296	243,972	4,056	-	-	-	372,845
Geochemical	650	2,228	3,724	21,728	-	-	10,039	38,369
Geological	43,462	166,045	59,028	66,586	11,820	19,382	72,605	438,928
Maps, fees and licenses	133,397	49,121	46,607	56,725	12,185	1,079	25,072	324,186
Travel	6,217	18,989	5,332	3,108	-	-	1,182	34,829
Transport and shipping	6,701	4,509	779	6,466	-	-	71	18,526
Site administration	43,682	21,834	10,704	3,537	663	1,178	1,566	83,163
	250,486	445,815	383,011	178,215	27,299	24,310	120,172	1,429,307
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of year	$ 2,026,095	$ 1,240,889	$ 1,265,194	$ 399,192	$ 88,537	$ 307,778	$ 135,787	$ 5,463,471

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering its wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).  A formal agreement was later signed with an anniversary date of July 1, 2005.

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.  To December 31, 2006 Peñoles has spent approximately US$3,360,000 and completed 18,320 metres of diamond drilling.

(ii)

Peñoles was obligated to incur exploration expenditures of at least US$750,000 in year one, including a minimum of 3,000 metres of diamond drilling and Peñoles completed the obligation.

(iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

(v)

On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

(vi)

Peñoles was obligated to incur further exploration expenditures of at least US$1,000,000 in year two and Peñoles has completed the obligation.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$4,000,000 to April 2008 (of which approximately US$590,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 676,178 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 673,822 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To December 31, 2006 the Company has incurred $2,082,845 in exploration costs on the property.

(c)

Guigui Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$2,500,000 to April 2007 (of which approximately US$660,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 745,997 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 604,003 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To December 31, 2006 the Company has incurred $1,376,293 in exploration costs on the property.

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$330,000 has been paid or accrued) by December 14, 2008;

(ii)

incur exploration expenditures totalling US$250,000 by July 26, 2009 (of which US$138,700 has been incurred to December 31, 2006); and

(iii)

issue a finder’s fee of 25,000 common shares of the Company in three tranches (of which all are now issued).

During the period ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms all exploration work commitments were also eliminated.

(f)

Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$257,900 has been incurred to December 31, 2006).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

On February 26, 2004 the Company has entered into an option agreement acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$1,058,000 has been incurred to December 31, 2006).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended the terms of the above referenced option agreement. Under the amended  terms, half of each of the remaining property payments totalling US$775,000 (US$225,000  paid) due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

8.

SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006 the Company’s president received $139,500 in compensation for management services (2005 - $149,900).

For the year ended December 31, 2006 a company controlled by an officer of the Company received $113,520 in compensation for consulting services (2005 - $125,950).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2006 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $141,154 and exploration costs totaling $1,049,611 under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the year ended December 31, 2006 the Company accrued or paid PTM $138,081 under the common service agreement (2005 - $133,329).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended December 31, 2006 the Company accrued or paid Anthem $62,333 under the office lease agreement (2005 - $62,333).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

10.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2007	46,750
2008	-
$ 46,750

11.

AMOUNTS RECEIVABLE

	Dec. 31, 2006	Dec. 31, 2005

Goods and services tax recoverable	$ 19,949	$ 26,706
Mexican value added tax ("IVA") recoverable	251,919	75,499
Other	1,167	2,866
	$ 273,035	$ 105,071

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	December 31,
	2006	2005

Total assets under Canadian GAAP	$ 18,930,558	$ 18,075,406
Cumulative amortization of mineral rights (a)	(601,000)	(601,000)
Decrease in mineral properties due to expensing
of exploration costs (a)	(9,458,932)	(5,463,461)
Total assets under US GAAP	$ 8,870,626	$ 12,010,945

Total liabilities under Canadian and US GAAP	$ 350,368	$ 393,621

Shareholders' equity under Canadian GAAP	18,580,190	17,681,785
Cumulative amortization of mineral rights (a)	(601,000)	(601,000)
Cumulative mineral properties adjustment (a)	(9,458,932)	(5,463,471)
Shareholders' equity under US GAAP	8,520,258	11,617,314
Total liabilities and shareholders' equity under
US GAAP	$ 8,870,626	$ 12,010,935

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Operations and Deficit

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

Net loss under Canadian GAAP	$(3,866,567)	$(1,810,838)	$ (733,897)	$ (7,664,818)
Deferred exploration costs (a)	(3,995,461)	(1,429,307)	(1,976,622)	(9,458,932)
Amortization of mineral rights (a)	-	-	-	(601,000)
Compensation expense (b)	-	-	-	(600,000)
Stock-based compensation for
employees and directors (b)	-	482,659	-	482,659
Net loss under US GAAP	$(7,862,028)	$(2,757,486)	$(2,710,519)	$(17,842,091)

Basic and diluted loss per share under
US GAAP	$ (0.21)	$ (0.10)	$ (0.11)

Consolidated Statement of Cash Flows

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
Operating activities
Operating activities under
Canadian GAAP	$ (1,827,348)	$ (447,244)	$ (1,091,957)	$ (4,412,163)
Write-off of deferred exploration
costs (a)	(3,995,461)	(1,429,307)	(1,976,622)	(9,458,932)
Operating activities under US GAAP	$ (5,822,809)	$ (1,876,551)	$ (3,068,579)	$(13,871,095)

Investing activities
Investing activities under
Canadian GAAP	$ (4,445,297)	$ (1,699,911)	$ (2,368,867)	$(11,647,623)
Reclassification of deferred
exploration costs (a)	3,995,461	1,429,307	1,976,622	9,458,932
Investing activities under US GAAP	$ (449,836)	$ (270,604)	$ (392,245)	$ (2,188,691)

Financing activity
Financing activity under
Canadian and US GAAP	$ 2,219,382	$ 7,840,988	$ 531,362	$ 19,566,716

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (a)

Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(b)

Accounting for stock-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Accounting for stock-based compensation (continued)

service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

During the year ended December 31, 2006, the Company recognized $2,341,159 in stock-based compensation expense or $0.01 per share.

The following weighted average assumptions were used in valuing stock options granted during the year:

Dec. 31, 2006
Risk-free interest rate	4.04
Expected life of options	3.00
Annualized volatility	85.92
Dividend rate	0.00%

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense. If the Company had accounted for stock-based compensation in accordance with the fair value method as prescribed by SFAS 123, net loss per share for the years ended December 31, 2005 and 2004 would have been:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Net loss, as originally reported	$(2,757,486)	$(2,710,519)
Adjustments:
Additional stock-based employee compensation expense
under fair value based method for all awards	(482,659)	-
Net loss, adjusted	$(3,240,145)	$(2,710,519)
Basic and diluted net income per share, as reported	$ (0.10)	$ (0.11)
Basic and diluted net loss per share, adjusted	$ (0.11)	$ (0.11)

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

(d)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In September 2005, the EITF reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consensus is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring, in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have any impact on the Company’s operating results or financial positions.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (continued)

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. This Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company expects that the adoption of SFAS 155 will have no impact on its operating results or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (continued)

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

13.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

(a)

The Company issued 247,500 common shares at $1.35 on the exercise of warrants for proceeds of $334,125; and issued 26,000 common shares at an average price of $0.84 on the exercise of options for proceeds of $21,760;

(b)

On January 23, 2007 the Company granted 85,000 stock options to consultants of the Company at a price of $7.56 per share for a term of five years.

(c)

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, 2008. The Company paid 6.0% cash commission to the underwriters on this placement aggregating $1,109,250. Legal costs and syndicate expenses have been estimated at $95,000 as an additional cost to the Company.

(d)

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, and 15, 2008. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.